FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

June 11, 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ).

Enclosure:      Press release dated June 11, 2003 announcing Transgene Presents Positive Phase I/II Data on Its Adeno-Interferon Gamma Product in Cutaneous Lymphoma at the American Society of Gene Therapy Meeting

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG Omnium
Patrick Squiban, M.D.	Julio Cantre	Marie-Carole de Groc
V.P., Medical & Regulatory Affairs	(212) 798 9779	(+33) 1 58 47 95 07
+ 33 (0) 3 88 27 9121

Transgene Presents Positive Phase I/II Data on Its Adeno-Interferon Gamma Product in Cutaneous Lymphoma at the American Society of Gene Therapy Meeting

Strasbourg, France, June 11, 2003 – Transgene (Nouveau Marché: TRANSGENE or 6274 – Nasdaq: TRGNY) announced today further encouraging results from its Phase I/II clinical trial of its immunotherapy product candidate Ad-IFNγ in patients with primary cutaneous lymphoma. The data from the on-going clinical trial were presented on Saturday, June 7 at the cancer clinical trials session of the 6th Annual Meeting of the American Society of Gene Therapy in Washington D.C., by Dr. Mirjana Urosevic, M.D., of the Dermatology Unit at the University Hospital in Zurich, Switzerland (Pr. R. Dummer, principal investigator).

The study was initiated as a standard dose-escalation Phase I clinical trial in nine patients with advanced primary cutaneous T-cell lymphomas or multilesional cutaneous B-cell lymphomas and has been extended as a Phase I/II trial targeting a larger patient population in different cutaneous lymphomas subtypes, with the possibility for multi-tumor injections.

“We see these results as a confirmation of the potential for our adenoviral vector for the delivery of cytokines,” said Jean-François Carmier, Chief Executive Officer of Transgene. “The use of cytokines as a cancer treatment has suffered serious limitations due to their toxicity when administered systemically and significant efforts have been put into overcoming these limitations. We believe that with its ability to express the cytokine locally and to generate a therapeutic effect at distant lesions, without any serious side effects, our adenoviral vector shows promise as an important cytokine delivery system.”

The results from 13 patients have been analysed to date. The analyzed results showed:

• Ad-IFNγ was well tolerated up to the highest dose level (3.1011 viral particules). Only two transient Serious Adverse Events (diarrhea and nausea/vomiting) were reported. All other adverse events were mild or moderate with injection site reactions, transient fever and headache as the most commonly observed adverse events.

• Clinical responses observed both locally (5 complete and 2 partial responses out of 11 evaluable patients ) and at distant sites (3 complete responses out of 9 evaluable patients), leading to an overall response rate of 60 percent ( 4 complete and 2 partial responses out of 10 evaluable patients).

• Gene transfer and expression of the IFNγ gene on both protein and messenger RNA levels.

• Pronounced changes in infiltrate histological pattern, with signs of vasculitis and increases in cytotoxic immune effector cells.

• An up-regulation of genes involved in immune responses by gene expression profiling of tissue samples, as well as of peripheral blood mononuclear cells, performed before and after treatment.

“I am delighted by the promising responses observed in this trial,” stated Patrick Squiban, M.D., Transgene Vice-President for Medical and Regulatory Affairs. “These data are very encouraging for supporting further development of the product as well as for our cytokine gene-based immunotherapy projects.”

About Cutaneous Lymphoma :

Primary cutaneous lymphoma (PCL) encompasses a spectrum of diseases defined by a malignant clonal proliferation of cutaneous lymphocytes. With a prevalence of 6 patients per 100,000 inhabitants in European countries, PCL ranks second to melanoma as the most frequent dermatologic life-threatening diagnoses. PCL is characterized by its heterogeneity of clinical presentations, prognostic and therapeutic options.

•

Cutaneous T-cell lymphoma (CTCL) is a lymphoproliferative disorder of epidermotropic, neoplastic T-cells with a wide range of clinical manifestations : mycosis fungoides, Sézary syndrome, pleomorphic small/intermediate-cell CTCL and large-cell CTCL.

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Cutaneous B-cell lymphomas (CBCL) is a rare group of lymphoproliferative disorders, a distinct form of non-Hodgkin’s lymphoma (NHL), the most common forms being follicular lymphoma, immunocytoma (including marginal zone B-cell lymphoma), and large-cell B-cell lymphoma of the leg.

Due to their heterogeneity, there are no universally applicable guidelines available for the treatment of cutaneous lymphomas. In contrast with the excellent chance of cure at early stage, advanced disease is marked by burdensome, debilating tumors and a fatal outcome despite the use of very aggressive and often poorly-tolerated therapy.

About Ad-IFNγ :

Ad-IFNγ uses an improved version of Transgene’s adenovirus vector carrying the Interferon gamma gene. Results from pre-clinical work demonstrated good cytokine expression, both in continuous cell lines and in primary human tumor models. Ad-IFNγ has been designed for intratumoral administration in the treatment of various cancers, potentially in conjunction with other forms of treatments.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials.  Transgene’s proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2003	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer